FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40-F:

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Major Event dated April 28, 2003 titled, “Santander Central Hispano Recorded 1st qtr Net Attributable Income of €612 million, -8.7%”.

ITEM 1

MAJOR EVENTS

Santander Central Hispano recorded 1st qtr net
attributable income of €612 million, -8.7%

•	Profit figure was 16.6% above 4th qtr 2002 and the highest of the last 3 quarters.
•	[The retail drive] in Spain led to 14.9% profit rise at Santander Central Hispano branch network
•	Strong performance in Latin America offset by year on year currency impact
•	Effective cost control took efficiency ratio below 50%
•	NPL ratio again fell to 1.79%, provision cover 140%
•	Gains from sale of 24.9% of Santander Serfin to accelerated goodwill amortization
•	Capital ratios strengthened: BIS ratio 13.5%, core capital 6%. Composition improved through reduced weighting of preferred stock
•	International best practices adopted in disclosure and corporate governance

Madrid, April 28th 2003 – Santander Central Hispano recorded a net attributable income of €612 million in the first quarter of 2003, an 8.7% decline over the same period last year that reflects the maximum impact of currency depreciation in Latin America and also dollar weakness against the euro.

The currency impact, as well as declining interest rates, obscured a strong underlying business performance which was responsible for a 16.6% rise in first quarter net income over the fourth. Return on equity rose to 13.4%, one point above the 2002 figure.

In fact, the first quarter of 2003 was the strongest of the last four, while in Latin America the signs are that the worst is over with risk premiums falling and capital flows returning.

Commenting on the results, Santander Central Hispano chairman Emilio Botín said: “The Group’s business drive, high asset quality, efficiency and solid capital base justify our being optimistic regarding prospects for 2003.”

Core activities again underpinned results, with commercial banking accounting for 90% of net operating revenue and 86% of net attributable income (Europe 48% and Latin America 37%), with asset management and private banking providing 9% and global wholesale banking 6%.

However, the impact of Argentina and currency depreciation was felt throughout the income statement, especially in net interest income which fell 22.9% to €1.89 billion (excluding these factors a 2.1% increase). Net operating revenue fell 16.9% to €3.17

Investor Relations Department Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581985/1031/2040/1370 Fax: 3491.5226670/5581453

billion but was 5.3% higher excluding currency impacts. Net attributable income would have risen 20.5% but for this factor.

At the same time, the impact of lower interest rates was partially offset by higher volumes and effective management of spreads.

Overall, commissions fell 9.2% in the 12 months but were slightly above the fourth quarter. Strong performance was seen from cards (+16.2%), insurance (+47%), funds (+4.4%) and securities (+9.3%). The strongest results were registered by Commercial Banking Europe (+16.2%), where Santander Central Hispano network rose 14.7%, Portugal 25.1%, and consumer finance doubled. Those from Latin America fell 34.1% but rose 6.3% excluding currency impact. Trading gains showed an 8.9% improvement to €268 million, returning to normal quarterly levels.

Continued success in cost control led to an 18.9% drop in general expenses (-0.4% at constant exchange rates, but nevertheless in the face of strong inflation in some countries). This positive result, which includes a 7.1% reduction in personnel costs at the Santander Central Hispano branch network in Spain, enabled a drop below 50% in the efficiency ratio (49.8% against 52.3% for 2002 as a whole). Cost reductions in Commercial Banking Latin America fell 39.3%, and even if the favourable impact of currency depreciation is eliminated there was still a 1.9% decline despite average inflation in excess of 12% in the major countries.

The Group set aside €369 million for provisions and measures to strengthen the balance sheet, (excluding ordinary goodwill amortization of €159 million), a rise of 11.1% over the same period last year. This includes €333 million for loan loss provisions, a decline of 32.3%, in line with the drop in NPL ratio to 1.79% from 1.89% in the year 2002. The provision cover rate is 140%.

In addition, a total of €840 million was assigned to goodwill amortization, against €153 million a year ago,. This included €681 million, practically the same level as the €701 million registered in capital gains in the period, of which the majority was accounted for by the sale of 24.9% of Santander Serfin to Bank of America (€681 million). Additionally, this sale meant the elimination of €318 million in goodwill. Goodwill outstanding in Latin America is now €4.27 billion, concentrated in the priority markets of Brazil, Mexico and Chile. In all, €8.18 billion remains pending amortization.

Latin America

A focus on recurring business in key markets (Brazil, Mexico, Chile, Venezuela and Puerto Rico) helped offset the impact of currency depreciation. Thus net attributable income was 13.2% lower at €385 million, but 34.1% higher at constant exchange rates. Of this total, €325 million corresponds to commercial banking.

In the main countries, Brazil obtained net attributable income of €197 million, down 18% but 26% higher excluding the currency effect, and concentrated efforts on adjusting the risk profile, in particular by reducing the public debt portfolio. Of the total, 91% is from commercial banking. Mexico achieved a €158 million profit, a fall of 22.7% (+8.3% eliminating the currency effect), with the sale to Bank of America having been felt for one month. In Chile, where the Group has integrated its two bank brands, net attributable income fell 50.8% to €37 million as a result of significant loan loss provisions related to the application of stricter risk criteria. Savings from the merger of Santander Chile and Banco Santiago have yet to filter down.

Investor Relations Department Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581985/1031/2040/1370 Fax: 3491.5226670/5581453

Business performance

Volumes were adversely affected by Latin American currency depreciation and that of the dollar against the euro, cutting 9.5 percentage points off loan growth and 13 points off customer funds. Loans declined 4.5% to €168.7 billion and customer funds by 8.4% to €307.0 billion (+5.1% and +3.4%, respectively, excluding currency impact).

However, activity in Spain remained buoyant with loan growth of 9.2% at the Santander Central Hispano network and 16.8% at Banesto, and mortgages in particular rose 31% and 43%, respectively. Careful margin management enabled customer spreads to offset the impact of lower interest rates.

At the same time, a strategy of maximizing margins saw non-remunerated sight deposits rise 5.5%, mutual funds and structured products 8.1% and pension funds 9.7%, while remunerated sight and term deposits declined 20.1%.

A new guaranteed fund campaign (Superselección), attracted €2.65 billion in the quarter, confirming the Group’s mutual fund leadership with a market share exceeding 28%, founded on a combination of the reliable and profitable products and the strength of the Santander Central Hispano branch network. In this regard, customers have been offered the possibility of taking cover against rising interest rates on their mortgages. Banesto continued to reap the rewards of restructuring carried out over the past few years, with market share gains and a 4.9% rise in customer funds.

In Latin America, the climate has begun to improve after four consecutive years of slower growth, but an average decline of 47% of Latin American currencies against the euro in the 12 months to March 2003 had a major impact on balances. Loans were 36% lower at €32.51 billion (-5% excluding currency effect), due mainly to Argentina and a restructuring of the business in Peru. Customer funds were 31.5% down at €67.58 billion, again affected by Argentina, but less than 1% lower excluding the currency impact.

In Brazil, where the Group is focussing on raising product/customer ratios for its 5 million customer base in its priority markets of Sao Paulo and Rio Grande do Sul states, deposits rose 26% and loans 16% in local currency terms. In Mexico, with 2.8 million customers and 3 million pension fund affiliates, Santander Serfin made use of its commercial agility to increase deposits by 4% and loans by 26%. In Chile, where the Group already has a dominant market share of 24.5% in loans and 22.3% in customer funds, the focus was on maximizing profitability. Loans declined 8% and deposits by 12%.

Capital ratios

The Group has substantially improved capital ratios during the quarter, through prudent risk decisions, accelerated goodwill amortization and high natural capital generation capacity, and they now stand among the highest among the major international banks.

At the end of March, eligible capital under BIS criteria stood at €25.72 billion, representing a surplus of €10.49 billion over minimum required levels. BIS ratio was 13.5%, with a Tier I of 8.7% and core capital of 6%. These ratios represent an increase of nearly a point over December 2002, as well as an improved composition due to a decreased weighting of preferred stock.

Investor Relations Department Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581985/1031/2040/1370 Fax: 3491.5226670/5581453

The Santander Central Hispano share

A third interim dividend for 2002 of €0.0751 was paid on February 1, On May 1, a fourth and final payment of €0.0607 will be made, bringing the total dividend for 2002 to €0.2885, unchanged on the previous year.

During the quarter, the Santander Central Hispano share declined 10.5%, in line with most financial sector indices. However, the subsequent market improvement has seen an accumulated appreciation for the year of 6.1%. Market capitalization stood at €33.09 billion (date!), confirming the Group as the leading financial institution in Spain, second in the Euro zone and 14th worldwide, by this measure.

Corporate governance commitment

The 2002 annual report contains a complete account of corporate governance, including the opinion of the Board and its determination to achieve equal treatment for shareholders and proper disclosure to the markets, in particular regarding remuneration for board members and senior executives.

In this regard, at the coming Shareholders Meeting an amendment to the Statutes will be proposed to eliminate the anti-takeover clauses and modify the by-laws for the shareholders meeting.

These measures, together with other initiatives includes in the Corporate Social Responsibility Plan, make Santander Central Hispano an international leader in corporate governance and respect for human rights and environmental issues.

Note:

Business Areas
Commercial banking Europe	Commercial banking Latin America
-- Santander Central Hispano (Spain)	Global Wholesale Banking
-- Banesto	Asset Management Private Banking
-- Consumer Finance	Financial Management and Equity Stakes
-- Portugal
-- On-line banking

Tables:
-- Consolidated income statement
-- Customer funds, loans
-- Shareholders’ equity and capital ratios

Investor Relations Department Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581985/1031/2040/1370 Fax: 3491.5226670/5581453

Consolidated income statement

	Jan-Mar 2003 mln euros	Jan-Mar 2002 mln euros	03/02%
NET INTEREST REVENUE	1,899.0	2,461.6	(22.85)
Net fees and commissions	998.5	1,099.7	(9.20)
BASIC REVENUE	2,897.5	3,561.2	(18.64)
Trading gains	267.9	246.1	(8.88)
NET OPERATING REVENUE	3,165.4	3,807.3	(16.86)
Personnel and general expenses	(1,575.5)	(1,943.6)	(18.94)
a) Personnel	(990.3)	(1,225.6)	(19.20
b) General expenses	(585.2)	(718.0)	(18.49)
Depreciation and other results	(220.9)	(298.0)	(25.9)
NET OPERATING INCOME	1,369.0	1,565.8	(12.57)
Income from equity accounted holdings	124.2	176.8	(29.75)
Earnings from Group transactions	701.3	65.0	978.25
Net provisions for loan losses	(332.6)	(451.4)	(32.28)
Accelerated goodwill amortization	(681.1)	--	--
Other income	(55.8)	(98.5)	(43.36)
Income before taxes (cash basis*)	1,125.0	1,217.8	(7.61)
Corporate Tax	(205.7)	(237.9)	(13.54)
Net consolidated income (cash basis*)	919.4	979.9	(6.17)
Minority interests	58.9	41.7	41.03
Dividend – preferred shareholders	88.9	114.7	(22.47)
NET ATTRIBUTABLE INCOME (cash basis*)	771.6	823.4	(6.30)
Ordinary goodwill amortization	(159.1)	(152.9)	4.07
Net attributable income	612.5	670.5	(8.66)

Data excluding Argentina

Net interest revenue	1,900.0	2,360.7	(19.52)
Net fees and commissions	969.0	1,039.9	(6.81)
Basic revenue	2,869.0	3,400.6	(15.63)
Trading gains	275.6	235.7	16.91
Net operating revenue	3,114.6	3,636.3	(13.52)
General administrative expenses	(1,541.8)	(1,868.9)	(17.50)
Net operating income	1,387.2	1,484.5	(6.55)
Net writedowns **	(388.6)	(443.6)	(12.38)
Net attributable income (cash-basis*)	771.6	823.4	(6.30)
Ordinary goodwill amortization	(159.1)	(152.9)	4.07
Net attributable income	612.5	670.5	(8.66)

(*) – Before ordinary goodwill amortization

(**) – Includes loan loss provisions, writeoffs, accelerated goodwill amortization, earnings from group operations and other income

Investor Relations Department Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581985/1031/2040/1370 Fax: 3491.5226670/5581453

Customer funds

	31.03.2003 mln euros	31.03.2002 mln euros	03/02%	31.12.02 mln euros
Public sector	12,595.0	9,994.1	26.02	12,126.1
Private sector	78,327.5	76,693.6	2.13	78,432.1
Demand deposits	21,085.7	21,630.3	(2.52)	21,743.6
Savings accounts	16,008.5	15,631.8	2.41	16,057.7
Time deposits	20,749.5	21,702.7	(4.39)	21,326.5
REPOS	20,298.7	17,487.8	16.07	19,194.7
Other accounts	185.1	241.1	(23.25)	109.7
Non-resident sector	74,070.9	96,395.4	(23.16)	77,257.6
Deposits	66,159.3	81,427.3	(18.75)	68,929.3
REPOS	7,911.6	14,968.1	(47.14)	8,328.2
Total customer deposits	164,993.4	183,083.1	(9.88)	167,815.8
Debt securities	34,071.8	40,705.5	(16.30)	31,289.1
Subordinated debt	12,171.3	13,006.6	(6.42)	12,450.2
Total customer funds on-balance sheet	211,236.5	236,795.2	(10.79)	211,555.1
Total managed funds (off-balance sheet)	95,766.3	98,189.0	(2.47)	93,337.9
Mutual funds	69,987.2	72,037.3	(2.85)	68,139.5
Spain	54,921.8	51,221.8	7.22	52,729.7
Abroad	15,065.4	20,815.6	(27.62)	15,409.8
Pension funds	17,785.6	18,463.0	(3.67)	17,513.5
Spain	5,883.9	5,576.6	4.61	5,839.5
Individuals	5,081.2	4,814.9	5.53	5,073.4
Abroad	11,951.6	12,886.3	(7.25)	11,674.0
Managed portfolios	7,993.6	7,688.7	3.97	7,684.9
Spain	2,343.5	2,306.5	1.60	2,199.1
Abroad	5,650.1	5,382.2	4.98	5,485.8
Total customer funds	307,002.8	334,984.2	(8.35)	304,893.0
Total customer funds - Argentina	5,451.5	5,5541.4	(1.62)	4,902.7
Total customer funds excl. Argentina	301,551.3	329,442.8	(8.52)	299,990.2

Loans

	31.03.2003 mln euros	31.03.2002 mln euros	03/02%	31.12.02 mln euros
Public sector	4,913.9	4,120.4	19.26	4,897.1
Private sector	89,765.3	84,261.9	6.53	88,876.1
Secured loans	39,054.1	33,527.4	16.48	37,273.8
Other loans	50,711.2	50,734.5	(0.05)	51,602.4
Non-resident sector	73,982.3	88,125.8	(16.05)	74,137.9
Secured loans	21,659.5	23,668.7	(8.49)	19,774.4
Other loans	52,322.7	64,457.1	(18.83)	54,363.6
Gross loans	168,661.5	176,508.1	(4.45)	167,911.2
Less: net allowance for loan losses	4,774.4	5,369.8	(15.34)	4,938.2
Net loans	163,887.1	170,868.3	(4.09)	162,973.0
Net loans - Argentina	2,037.1	4,209.0	(51.60)	2,089.7
Net loans – without Argentina	161,850.0	166,659.3	(2.89)	160,883.2
Note: doubtful loans	3,518.4	4,003.8	(12.12)	3,699.7
Public sector	3.2	7.1	(54.21)	3.6
Private sector	988.5	986.0	0.26	1,000.3
Non-resident sector	2,526.6	3,010.8	(16.08)	2,695.9

Investor Relations Department Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581985/1031/2040/1370 Fax: 3491.5226670/5581453

Shareholders’ equity and capital ratios

	31.03.2003 mln euros	31.03.2002 mln euros	03/02%	31.12.02 mln euros
Subscribed capital stock	2,384.2	2,329.7	2.34	2,384.2
Paid-in surplus	8,979.7	8,651.0	3.80	8,979.7
Reserves (includes net reserves at consolidated companies)	7,651.0	9,080.5	(15.74)	5,373.5
Total primary capital	19,014.9	20,161.2	(5.22)	16,737.4
Net attributable income	612.5	670.5	(8.66)	2,247.2
Treasury stock	(9.4)	(12.0)	(21.47)	(14.7)
Distributed interim dividend	(1,086.0)	(1,035.4)	4.89	(727.8)
Shareholders’ equity at period end	18,532.0	19,684.3	(5.85)	18,242.1
Interim dividend pending distribution	--	--	--	(358.2)
Final dividend	(289.6)	(294.0)	(1.51)	(289.6)
Allocation of period end results	18,242.4	19,390.3	(5.92)	17,594.2
Preferred shares	5,140.0	6,157.6	(16.53)	5,436.8
Minority interests	1,650.6	1,125.4	46.67	1,138.4
Shareholders’ equity & minority interests	25,033.0	26,673.3	(6.15)	24,169.4
Basic Capital (Tier I)	16,475.3	16,569.7	(0.57)	14,834.2
Supplementary Capital	9,243.9	8,543.1	8.20	8,583.2
Eligible capital	25,719.2	25,112.8	2.41	23,417.4
Risk-weighted assets (BIS criteria)	190,380.2	206,477.2	(7.80)	185,290.0
BIS ratio*	13.51	12.16		12.64
Tier I	8.65	8.02		8.01
Excess (amount)	10,488.8	8,594.6	22.04	8,594.2

Investor Relations Department Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581985/1031/2040/1370 Fax: 3491.5226670/5581453

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: April 29, 2003	By:	/s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President